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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

            [ x ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

                     For the period ended December 31, 1999.
                       [ ] Transition Report on Form 10-K.
                       [ ] Transition Report on Form 20-F.
                       [ ] Transition Report on Form 11-K.
                       [ ] Transition Report on Form 10-Q.
                        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                               COI SOLUTIONS, INC.
                             Full Name of Registrant

                               File No. 000-28015

                                5300 West Sahara
                                    Suite 101
                             Las Vegas, Nevada 89102

              Address of principal executive office, including zip.

PART II - RULES 12b-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b)   The subject annual report, semi-annual report, transition report of
Form 10-K, Form 20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form

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            10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to complete the financial statements within the prescribed period.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

ROBERT W. WILDER              905                  294-9163
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(Name)                     (Area Code)          (Phone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

X   Yes        No
---        ---

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        Yes     X    No
---        ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COI SOLUTIONS, INC. as caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 5th day of April, 2001.

COI SOLUTIONS, INC.

     /s/ Robert W. Wilder

BY:  /s/ Robert W. Wilder
     Robert W. Wilder, Chief Executive Officer